Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

List of Directors and their Roles and Functions

The members of the board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. with effect from May 20, 2026 are set out below:

Ms. SHU Ping (舒萍)	(Chairperson of the Board and Non-executive Director)
Mr. LI Yu (李瑜)	(Executive Director)
Mr. YOON Daejin	(Executive Director)
Ms. JIANG Bingyu (蔣冰遇)	(Executive Director)
Mr. TAN Kang Uei, Anthony (陳康威)	(Independent non-executive Director)
Mr. TEO Ser Luck (張思樂)	(Independent non-executive Director)
Mr. LIEN Jown Jing Vincent (連宗正)	(Independent non-executive Director)

There are three Board committees. The table below provides membership information of these committees on which each Board member serves.

Committee	Audit	Remuneration	Nomination
Director	Committee	Committee	Committee
Ms. SHU Ping (舒萍)		Member	Chairperson
Mr. LI Yu (李瑜)
Mr. YOON Daejin
Ms. JIANG Bingyu (蔣冰遇)
Mr. TAN Kang Uei, Anthony (陳康威)	Member	Member	Member
Mr. TEO Ser Luck (張思樂)	Chairperson	Member	Member
Mr. LIEN Jown Jing Vincent (連宗正)	Member	Chairperson	Member

Singapore, May 20, 2026